

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2020

Bob Myers
Chief Financial Officer
Predictive Oncology Inc.
2915 Commers Drive, Suite 900
Eagan, Minnesota 55121

      Re: Predictive Oncology Inc.
          Registration Statement on Form S-3
          Filed April 6, 2020
          File No. 333-237581

Dear Mr. Myers:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at (202) 551-6761 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Martin R. Rosenbaum, Esq.